Exhibit 99.1

2014 FOURTH QUARTER AND FULL YEAR RESULTS

“CNH Industrial closed 2014 with revenues of $32.6 billion, net income of $708 million and net income before restructuring and other exceptional items of $940 million.”

Financial results under U.S. GAAP(*) (**)

•	Revenues totaled $8.4 billion for the fourth quarter and $32.6 billion for the full year 2014 ($9.3 billion and $33.8 billion for the same periods in 2013). Net sales of Industrial Activities were $8.0 billion for the quarter and $31.2 billion for the year ($9.0 billion and $32.7 billion for the same periods in 2013), down 5.9% and 2.8%, respectively, on a constant currency basis.

•	Operating profit of Industrial Activities was $376 million for the quarter ($389 million in Q4 2013), with an operating margin at 4.7% (up 0.4 p.p.). For the full year operating profit of Industrial Activities was $1,988 million ($2,095 million in 2013). Operating margin stood at 6.4%, flat year over year.

•	Net income was $87 million (or $0.06 per share) for the quarter and $708 million (or $0.52 per share) for the full year. Net income before restructuring and other exceptional items was $167 million (or $0.12 per share) for the quarter and $940 million (or $0.69 per share) for the full year, up $50 million compared to Q4 2013 and down $7 million for the full year.

•	Net industrial debt was $2.7 billion at December 31, 2014 ($3.9 billion at September 30, 2014 and $2.2 billion at December 31, 2013). Available liquidity totaled $8.9 billion ($8.7 billion at December 31, 2013).

•	The Board of Directors is recommending for 2014 a dividend of €0.20 per common share, totaling approximately $307 million (€271 million).

•	For 2015 CNH Industrial expects net sales of Industrial Activities at approximately $28 billion, with operating margin of Industrial Activities between 6.1% and 6.4%. Net industrial debt expected between $2.2 billion and $2.4 billion.

(*)	Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The following tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in specific tables at the end of this press release. Prior period results under IFRS, prepared in Euro, have been consistently recast into U.S. dollars. A summary outlining the Company’s transition to U.S. GAAP and the U.S. dollar as the reporting currency is available on the Company’s website, www.cnhindustrial.com.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures.

CNH INDUSTRIAL

Summary Income Statement ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
32,555	33,836	-3.8%	Revenues	8,365	9,290	-10.0%
708	828	-120	Net income	87	54	33
940	947	-7	Net income before restructuring and other exceptional items	167	117	50
710	677	33	Net income attributable to CNH Industrial N.V.	83	60	23
0.52	0.54	-0.02	Basic EPS ($)	0.06	0.04	0.02
0.52	0.54	-0.02	Diluted EPS ($)	0.06	0.04	0.02
0.69	0.63	0.06	Basic EPS before restructuring and other exceptional items ($)	0.12	0.08	0.04

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL

Income Statement Data of Industrial Activities(1) ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
31,198	32,661	-4.5%	Net sales of Industrial Activities	8,018	8,996	-10.9%
1,988	2,095	-107	Operating profit of Industrial Activities (2)	376	389	-13
6.4	6.4	0.0 p.p.	Operating margin of Industrial Activities (%)	4.7	4.3	0.4 p.p.

(1)	Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.
(2)	Operating profit of Industrial Activities is a non-GAAP measure and is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

London (UK) – (January 29, 2015) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $32,555 million for 2014, down 3.8% compared to 2013 (down 2.1% on a constant currency basis). Net sales of Industrial Activities were $31,198 million in 2014, down 4.5% from 2013 (down 2.8% on a constant currency basis). Net sales increases in Construction Equipment and Powertrain were offset by a decline in Agricultural Equipment, mainly due to unfavorable volume and product mix, particularly in LATAM and NAFTA, and in Commercial Vehicles in LATAM, as well as by the negative impact of currency translation, primarily relating to the Brazilian real.

CNH INDUSTRIAL

Revenues by Segment ($ million)

Full Year				4th Quarter
2014	2013	% change		2014	2013	% change
15,204	16,763	-9.3	Agricultural Equipment	3,403	4,142	-17.8
3,346	3,258	2.7	Construction Equipment	800	832	-3.8
10,888	11,278	-3.5	Commercial Vehicles	3,354	3,551	-5.5
4,464	4,412	1.2	Powertrain	988	1,331	-25.8
(2,704)	(3,050)	—	Eliminations and other	(527)	(860)	—

31,198	32,661	-4.5	Total Industrial Activities	8,018	8,996	-10.9
1,828	1,679	8.9	Financial Services	465	432	7.6
(471)	(504)	—	Eliminations and other	(118)	(138)	—

32,555	33,836	-3.8	Total	8,365	9,290	-10.0

Operating profit of Industrial Activities was $1,988 million in 2014, a 5.1% decrease compared to 2013 (down 3.6% on a constant currency basis), with an operating margin for the year at 6.4%, in line with 2013. Operating profit improved in Construction Equipment and Powertrain and declined in Agricultural Equipment and Commercial Vehicles. Construction Equipment benefitted from favorable volume and mix in all regions, positive price realization, and cost efficiencies. For Powertrain, the improvement was due to the increased activity with third parties, and continued industrial cost efficiencies. For Commercial Vehicles, positive performance in EMEA and APAC and significant reductions in selling, general and administrative (“SG&A”) expenses were offset by the negative effects of challenging trading conditions in LATAM, due to a significant decline in market demand. In Agricultural Equipment, lower volume and negative product mix were partially offset by positive net price realization, industrial efficiencies and structural cost reductions in SG&A and research and development (“R&D”) expenses. Foreign exchange translation impacts were not material to the operating profit of Industrial Activities.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL

Operating profit/(loss) by Segment (1) ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
1,770	2,008	-238	Agricultural Equipment	241	312	-71
79	(97)	176	Construction Equipment	9	(53)	62
29	74	-45	Commercial Vehicles	100	98	2
223	187	36	Powertrain	66	69	-3
(113)	(77)	-36	Eliminations and other	(40)	(37)	-3

1,988	2,095	-107	Total Industrial Activities	376	389	-13
554	514	40	Financial Services	147	115	32
(343)	(332)	-11	Eliminations and other	(88)	(90)	2

2,199	2,277	-78	Total	435	414	21

(1)	Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

CNH INDUSTRIAL

Reconciliation of Operating Profit to Net Income ($ million)

Full Year			4th Quarter
2014	2013		2014	2013
2,199	2,277	Total Operating Profit	435	414
184	71	Restructuring expenses	86	39
613	548	Interest expenses of Industrial Activities, net of interest income and eliminations	164	166
(313)	(284)	Other, net	(59)	(62)
1,089	1,374	Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	126	147
467	671	Income taxes	59	130
86	125	Equity in income of unconsolidated subsidiaries and affiliates	20	37
708	828	Net income	87	54

Restructuring expenses totaled $184 million for the year, as part of the Company’s Efficiency Program announced in July 2014. Agricultural Equipment recorded $43 million primarily due to the closure of a joint venture in China and cost reduction activities as a result of negative demand conditions. Commercial Vehicles recorded $102 million mainly due to actions to reduce SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, and costs related to the completion of manufacturing product specialization programs. Construction Equipment recorded $39 million mainly due to the realignment of the dealer networks in EMEA as a result of the re-positioning of the Case and New Holland brand offerings , and the announced closure of the Company’s Calhoun, Georgia, USA facility. For 2013, restructuring expenses were $71 million, mainly related to Commercial Vehicles primarily related to manufacturing product specialization programs.

Interest expense, net totaled $613 million in 2014, $65 million higher than 2013, primarily due to an increase in average net industrial debt during the year, partially offset by more favorable interest rates primarily related to the new notes issued during the year.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Other, net was a charge of $313 million for 2014 (charge of $284 million for 2013). The increase of $29 million was mainly due to higher foreign exchange losses, which included a $71 million pre-tax charge for the re-measurement of Venezuelan assets denominated in Bolivars.

Income taxes totaled $467 million for 2014, representing an effective tax rate of 42.9% (2013 effective tax rate of 48.8%), in line with the Company’s expectations for the year, and well above the expected long term target.

Equity in income of unconsolidated subsidiaries and affiliates totaled $86 million for the year ($125 million for 2013); the decrease was mainly due to lower results from APAC joint ventures as a result of more difficult trading conditions.

Net income of Financial Services was $364 million for 2014, compared to $342 million for 2013, as a result of a larger comparable portfolio and one-time items in the previous year.

Consolidated net income was $708 million for 2014 ($828 million for 2013). Net income attributable to CNH Industrial N.V. was $710 million ($677 million for 2013), or $0.52 per share ($0.54 per share for 2013). Net income before restructuring and other exceptional items (a non-GAAP measure) was $940 million for 2014 ($947 million for 2013), or $0.69 per share ($0.63 per share for 2013).

Net industrial debt of $2.7 billion at December 31, 2014 was $0.5 billion higher than at December 31, 2013. Cash generation in the operations before changes in working capital contributed for $1.3 billion. Changes in working capital negatively impacted by $1.0 billion, mainly due to lower payables as a result of the relevant production curtailments in Agricultural Equipment in the fourth quarter, and of Commercial Vehicles in EMEA returning to normalized levels of production as compared to prior year’s Euro V pre-buy activity, as well as in LATAM operations. Capital expenditure activity totaled $1.0 billion and dividend payments were $0.4 billion. Currency translation differences on euro-denominated debt positively affected net industrial debt by $0.6 billion.

Available liquidity at December 31, 2014 was $8.9 billion, inclusive of $2.7 billion in undrawn committed facilities ($2.2 billion at December 31, 2013), compared to $8.7 billion at December 31, 2013. During the year, a €1.75 billion five-year committed revolving credit facility was signed, replacing an existing three-year €2 billion facility due to mature in February 2016.

Fourth Quarter

The Company reported consolidated revenues of $8,365 million for the fourth quarter of 2014, down 10.0% compared to Q4 2013 (down 4.9% on a constant currency basis). Net sales of Industrial Activities were $8,018 million in Q4 2014, down 10.9% from Q4 2013 (down 5.9% on a constant currency basis), largely as a result of the difficult demand conditions in Agricultural Equipment.

Operating profit of Industrial Activities totaled $376 million for the fourth quarter ($389 million in the comparable period), with an operating margin of 4.7% (4.3% in Q4 2013). Construction Equipment operating performance improved as a result of lower SG&A and R&D expenses, and positive volume and mix. Agricultural Equipment operating profit was negatively affected by unfavorable volume and mix, including negative industrial absorption primarily related to production curtailments to realign inventory to market demand, partially offset by favorable pricing and cost efficiencies. Commercial Vehicles operating performance was stable compared to Q4 2013 as improved EMEA operations were able to offset challenging trading conditions in LATAM and negative foreign exchange currency impacts. Powertrain operating performance was stable, with industrial efficiencies offsetting reduced volumes with captive customers.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Restructuring expenses totaled $86 million in the quarter, mainly due to actions to reduce SG&A expenses and business support costs, as well as costs related to the completion of manufacturing product specialization programs for Commercial Vehicles, and to cost reduction activities as a result of negative demand conditions within Agricultural Equipment. For Q4 2013, restructuring expenses were $39 million, mainly related to Commercial Vehicles.

Interest expense, net totaled $164 million for the quarter, compared to $166 million for Q4 2013, with more favorable interest rates offset by an increase in average net industrial debt.

Net income of Financial Services was $98 million for the quarter, compared to $122 million for Q4 2013, as the positive impact of the higher average portfolio and lower provisions for credit losses was more than offset by higher income taxes.

Consolidated net income was $87 million for the quarter ($54 million for Q4 2013). Net income attributable to CNH Industrial N.V. was $83 million for the quarter ($60 million for Q4 2013), or $0.06 per share ($0.04 per share for Q4 2013), Net income before restructuring and other exceptional items (a non-GAAP measure) was $167 million for the quarter ($117 million for Q4 2013).

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT

Net sales & Operating profit/(loss) ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
15,204	16,763	-9.3%	Net sales	3,403	4,142	-17.8%
1,770	2,008	-238	Operating profit	241	312	-71
11.6	12.0	-0.4 p.p.	Operating margin (%)	7.1	7.5	-0.4 p.p.

Net sales for Agricultural Equipment were $15,204 million for 2014, down 9.3% from 2013 (down 7.9% on a constant currency basis), driven by unfavorable volume and product mix, particularly in LATAM and NAFTA with a significant decrease for high horsepower products. This impact was partially offset by positive pricing. All of the regions reported decreases in net sales with the largest proportionate decline reported in LATAM. The geographic distribution of net sales for the year was 45% NAFTA, 31% EMEA, 13% LATAM and 11% APAC.

Worldwide agricultural equipment industry unit sales were down compared to 2013, with global demand for tractors down 7% and combines down 18%. NAFTA tractor demand was up 3%, largely concentrated in the lower horsepower segment (under 140 hp). The over 140 hp segment and combine demand were both down 25% year over year. LATAM tractor and combine markets decreased 15% and 24% respectively. EMEA markets were down 8% for tractors and 10% for combines, with a significant deceleration in tractor demand in Q4 2014. APAC markets decreased 8% for tractors and 9% for combines.

Agricultural Equipment’s worldwide market share performance was in line with the market for tractors but below the market for combines, mainly due to transition to Tier 4B engine compliant products in NAFTA and a negative market mix in APAC.

Agricultural Equipment’s worldwide production units was 5% higher than retail sales during 2014 but 19% below retail sales for the fourth quarter, as the Company implemented its planned production slowdown to reduce Company and dealer inventory.

Agricultural Equipment’s operating profit was $1,770 million for the year ($2,008 million in 2013). Operating margin was 11.6% (12.0% in 2013), with decreased volumes, unfavorable product mix, and negative industrial cost absorption, offset by positive net pricing as well as SG&A and R&D expense reductions.

For the fourth quarter 2014, net sales totaled $3,403 million, a decrease of 17.8% compared to the same period in 2013 (down 14.2% on a constant currency basis), due to negative volume and product mix, partially offset by positive pricing.

Operating profit was $241 million in the fourth quarter, compared to $312 million for Q4 2013, with an operating margin of 7.1% (7.5% in Q4 2013). The decrease was driven by unfavorable volume, mix and industrial costs (primarily related to production curtailments to realign inventory to market demand), partially offset by favorable pricing, as well as SG&A and R&D expense reductions.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Construction Equipment

CONSTRUCTION EQUIPMENT

Net sales & Operating profit/(loss) ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
3,346	3,258	2.7%	Net sales	800	832	-3.8%
79	(97)	176	Operating profit/(loss)	9	(53)	62
2.4	(3.0)	5.4 p.p.	Operating margin (%)	1.1	(6.4)	7.5 p.p.

Net sales for Construction Equipment were $3,346 million in 2014, up 2.7% from 2013 (up 5.1% on a constant currency basis), due to positive pricing in NAFTA and LATAM, along with positive volume and mix in NAFTA and EMEA. This was partially offset by weakened activity in LATAM and APAC. The geographic distribution of net sales for the year was 44% NAFTA, 20% EMEA, 27% LATAM and 9% APAC.

In 2014, worldwide heavy and light construction equipment industry sales were down 9% and up 5%, respectively, from the prior year. Industry heavy construction equipment sales were up in NAFTA and EMEA but decreased in LATAM and APAC. Industry light construction equipment sales were up in NAFTA and EMEA, flat in APAC and down considerably in LATAM.

Construction Equipment’s worldwide market share was in line with the market overall. For heavy construction equipment, market share increased in all regions. For light construction equipment, market share was down slightly in APAC and EMEA, while up in LATAM.

Construction Equipment’s worldwide production was in line with retail sales for 2014.

Construction Equipment reported operating profit of $79 million for 2014 compared to an operating loss of $97 million for 2013, with an operating margin of 2.4%, as a result of favorable pricing in NAFTA and LATAM, positive volume and mix in all regions and lower SG&A and R&D expenses.

For the fourth quarter 2014, net sales totaled $800 million, a decrease of 3.8% compared to the same period in 2013 (down 0.5% on a constant currency basis), with weakness in LATAM, APAC and EMEA being mostly offset by favorable trading conditions in NAFTA.

Operating profit was $9 million in the fourth quarter, compared to an operating loss of $53 million for Q4 2013, with an operating margin of 1.1%, due to lower SG&A and R&D expenses as well as favorable volume and mix.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Commercial Vehicles

COMMERCIAL VEHICLES

Net sales & Operating profit/(loss) ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
10,888	11,278	-3.5%	Net sales	3,354	3,551	5.5%
29	74	-45	Operating profit	100	98	2
0.3	0.7	-0.4 p.p.	Operating margin (%)	3.0	2.8	0.2 p.p.

Net sales for Commercial Vehicles were $10,888 million in 2014, a decrease of 3.5% compared to 2013 (down 1.6% on a constant currency basis) due to lower volumes and the negative impact of currency translation, partially offset by better pricing in all regions. Net sales increased in EMEA driven by higher volumes and favorable mix for trucks, despite lower deliveries in the bus business due to the transition to Euro VI applications. In LATAM, net sales decreased significantly (-31.4%) as a result of overall weak market conditions, production curtailments to realign dealer inventories to market demand, and the negative impact of currency translation. In APAC, net sales increased due to higher volumes, mainly for buses, partially offset by the negative impact of currency translation. The geographic distribution of net sales for the year was 74% EMEA, 16% LATAM and 10% APAC.

During 2014, Commercial Vehicles delivered a total of 128,163 vehicles (including buses and specialty vehicles), representing a 5.5% decrease from 2013. Volumes were higher in the light segment (+2.1%), primarily as a result of the launch of the new Daily, while volumes declined in the heavy (-8.7%) and medium (-24.5%) segments driven by weak trading conditions in LATAM and Euro V pre-buy demand in the second half of 2013 in EMEA. Commercial Vehicles deliveries increased by 3.9% in EMEA and 0.9% in APAC, but declined 37.5% in LATAM (with Brazil down approximately 33% and Argentina down approximately 39%).

The European truck market (GVW >3.5 tons) grew by 1.0% compared to 2013 to approximately 667,700 units. Light vehicles (GVW 3.5-6 tons) increased by 8.4%, while the medium vehicles market (GVW 6.1-15.9 tons) and heavy vehicles market (GVW >16 tons) decreased by 18.4% and 6%, respectively, mainly due to increased sales of Euro V vehicles in the second half of 2013 prior to the introduction of Euro VI emissions regulations in January 2014. The industry continued to experience large variations in demand across markets.

The Company’s market share in the European truck market (GVW >3.5 tons) remained unchanged year over year at an estimated 10.9%. In the light segment, the share is estimated to be 10.7% (down 0.6 p.p.). In the medium segment, the Company’s market share increased by 4.5 p.p. to 29.1%, with gains in nearly all markets, and in the heavy segment was up 0.6 p.p. to 7.5%.

In LATAM, new truck registrations (GVW >3.5 tons), at 188,800 units, were down 16.4% compared to 2013. The largest decrease was registered in Venezuela, down 73.1%, while Argentina was down 26.0% and Brazil decreased 9.4%.

The Company’s share of the LATAM market (GVW >3.5 tons) was down 0.9 p.p. from 2013 to 10.1%, mainly driven by a 1.0 percentage point decrease in Brazil to 7.8%. Market share increased by 0.8 p.p. and 0.4 p.p., respectively, in light and medium segments, while market share declined by 1.9 p.p. in the heavy segment.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Commercial Vehicles closed the year with an operating profit of $29 million compared to an operating profit of $74 million for 2013, with an operating margin of 0.3% (0.7% for 2013). Difficult trading conditions and negative foreign exchange currency impacts in LATAM were partially offset by the recovery in trucks in EMEA, and cost control actions in SG&A.

For the fourth quarter 2014, Commercial Vehicles’ net sales totaled $3,354 million, a decrease of 5.5% compared to the same period in 2013 (up 0.9% on a constant currency basis). Net sales increased in EMEA as a result of favorable mix for trucks, despite lower volumes due to 2013 Euro V pre-buy impact. In APAC, Commercial Vehicles registered higher volumes mainly for buses due to deliveries in certain markets within the region. LATAM volumes were down due to unfavorable market conditions.

Operating profit was $100 million for the quarter, compared to $98 million for Q4 2013, with an operating margin of 3.0% (2.8% in Q4 2013). Favorable pricing in all regions and continuing cost containment on SG&A expenses offset lower volumes and the negative fixed-cost absorption in EMEA, when compared to the positive effects in Q4 2013 mainly driven by the Euro V pre-buy, and in LATAM, where markets remained weak.

Powertrain

POWERTRAIN

Net sales & Operating profit/(loss) ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
4,464	4,412	1.2%	Net sales	988	1,331	-25.8%
223	187	36	Operating profit	66	69	-3
5.0	4.2	0.8 p.p.	Operating margin (%)	6.7	5.2	1.5 p.p.

Net sales for Powertrain were $4,464 million in 2014, an increase of 1.2% compared to 2013 (up 1.4% on a constant currency basis), primarily attributable to higher volumes. Sales to external customers accounted for 41% of total net sales (34% in 2013).

During the year, Powertrain sold a total of 583,589 engines, an increase of 7.1% compared to 2013. By major customer, 24% of engines were supplied to Agricultural Equipment, 24% to Commercial Vehicles, 5% to Construction Equipment and the remaining 47% to external customers (units sold to third parties were up 25% compared to 2013). Additionally, Powertrain delivered 64,174 transmissions (+3.3% compared to 2013) and 156,921 axles, in line with the prior year.

Powertrain closed the year with an operating profit of $223 million, up $36 million from 2013, with an operating margin of 5.0% (4.2% for 2013). The improvement was due to the increase in volumes, a larger proportion of third-party business, and industrial efficiencies.

For the fourth quarter 2014, Powertrain net sales totaled $988 million, a decrease of 25.8% over the same period in 2013 (down 19.1% on a constant currency basis) due to a different quarterly cadence in engine production year over year.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Operating profit was $66 million for the quarter (operating margin of 6.7%), compared to $69 million (operating margin of 5.2%) for Q4 2013, with the impact of lower volumes partially offset by cost containment actions.

Financial Services

FINANCIAL SERVICES

Revenues & Net income ($ million)

Full Year				4th Quarter
2014	2013	Change		2014	2013	Change
1,828	1,679	8.9%	Revenues	465	432	7.6%
364	342	22	Net income	98	122	-24

In 2014 Financial Services reported revenues of $1,828 million, an increase of 8.9% compared to 2013, primarily driven by the increase in the average value of the portfolio.

Net income was $364 million for the year, compared to $342 million for 2013 which was negatively affected by the dissolution cost, net of taxes, of $25 million related to the joint venture with the Barclays group. Excluding this item, the improvement mainly attributable to a higher average portfolio value was offset by higher provisions for credit losses and higher income taxes.

Retail loan originations in the year were $10.8 billion, a decrease of $0.6 billion compared to 2013. The managed portfolio (including joint ventures) of $27.3 billion (of which retail was 65% and wholesale 35%) was up $0.4 billion compared to December 31, 2013. Excluding the impact of currency, the managed portfolio increased $2.2 billion, primarily in NAFTA (retail and wholesale) and LATAM (wholesale).

For the fourth quarter 2014, Financial Services’ revenues totaled $465 million, up 7.6% compared to the same period in 2013, primarily due to the increase in the average value of the portfolio.

Net income was $98 million for the quarter compared to $122 million for Q4 2013, as the increase in revenues, driven by higher average portfolio, and lower provisions for credit losses were more than offset by higher income taxes.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Dividends

Based on estimated 2014 profit and retained earnings available for distribution by CNH Industrial N.V., and subject to formal Board approval of the Company’s 2014 financial statements anticipated to occur on or before beginning of March 2015, the Board of Directors of CNH Industrial N.V. intends to recommend to the Company’s shareholders at the Annual General Meeting a dividend of €0.20 per common share, totaling approximately $307 million at the exchange rate of 1.134 U.S. dollars per euro on January 28, 2015 (€271 million).

2015 U.S. GAAP Outlook

The Company expects improved profitability in Commercial Vehicles and Construction Equipment, coupled with structural cost improvement measures from the Company’s Efficiency Program now extended to Agricultural Equipment. These actions are expected to buffer, but not fully offset the negative impact from the continuation of challenging trading conditions in the row crop sector of the agricultural industry, and the impact of the recent significant appreciation of the U.S. dollar against the Company’s other trading currencies, allowing the Company to hold operating margin unless there are further currency deteriorations from the current rate levels outside of the United States.

Therefore, CNH Industrial is setting its 2015 guidance as follows:

•	Net sales of Industrial Activities of approximately $28 billion, with an operating margin of Industrial Activities between 6.1% and 6.4%;

•	Net industrial debt at the end of 2015 between $2.2 billion and $2.4 billion, with the expected cash generation during the year resulting primarily from the inventory reduction in the Agricultural Equipment segment.

Sergio Marchionne	Richard Tobin
Chairman	Chief Executive Officer

2014 FOURTH QUARTER AND FULL YEAR RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 4:00 p.m. GMT, management will hold a conference call to present 2014 fourth quarter and full year results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

•	Trading Profit under IFRS: Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

•	Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net income (loss) before restructuring and other exceptional items: it is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

•	Working capital: it is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

•	Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

Certain statements contained in this earnings release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis and other similar financial risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the

2014 FOURTH QUARTER AND FULL YEAR RESULTS

Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli Tel: +44 (0) 1268 292468	Federico Donati Tel: +39 011 00 62756

Laura Overall Tel: +44 (0) 1268 292468	Noah Weiss Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com www.cnhindustrial.com

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Years And The Three Months Ended December 31, 2014 and 2013

(Unaudited)

(U.S. GAAP)

($ million)	Years Ended December 31,		Three Months Ended December 31,
	2014	2013	2014	2013
Revenues
Net sales	31,196	32,632	8,018	8,977
Finance and interest income	1,359	1,204	347	313

TOTAL REVENUES	32,555	33,836	8,365	9,290
Costs and Expenses
Cost of goods sold	25,534	26,551	6,737	7,434
Selling, general and administrative expenses	2,925	3,094	685	869
Research and development expenses	1,106	1,222	297	384
Restructuring expenses	184	71	86	39
Interest expense	1,318	1,196	342	333
Other, net	399	328	92	84

TOTAL COSTS AND EXPENSES	31,466	32,462	8,239	9,143
INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,089	1,374	126	147
Income taxes	467	671	59	130
Equity in income of unconsolidated subsidiaries and affiliates	86	125	20	37
NET INCOME	708	828	87	54
Net income (loss) attributable to noncontrolling interests	(2)	151	4	(6)
NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	710	677	83	60

(in $)
Earnings per share attributable to common shareholders
Basic	0.52	0.54	0.06	0.04
Diluted	0.52	0.54	0.06	0.04

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of December 31, 2014 and 2013

(Unaudited)

(U.S. GAAP)

($ million)	December 31, 2014	December 31, 2013
Cash and cash equivalents	5,163	5,567
Restricted cash	978	922
Financing receivables, net	21,472	21,976
Inventories, net	7,008	7,410
Property, plant and equipment, net and Equipment under operating leases	8,383	8,149
Intangible assets, net	3,334	3,314
Other receivables and assets	5,575	6,505

TOTAL ASSETS	51,913	53,843
Debt	29,594	29,866
Other payables and liabilities	17,342	19,010

Total liabilities	46,936	48,876
Redeemable noncontrolling interest	16	12
Equity attributable to CNH Industrial N.V.	4,922	4,901
Noncontrolling interests	39	54
Equity	4,961	4,955

TOTAL EQUITY AND LIABILITIES	51,913	53,843

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Years Ended December 31, 2014 and 2013

(Unaudited)

(U.S. GAAP)

($ million)	2014	2013
Net income	708	828
Adjustments to reconcile net income to net cash provided by operating activities	(27)	694
NET CASH PROVIDED BY OPERATING ACTIVITIES	681	1,522
NET CASH USED IN INVESTING ACTIVITIES	(1,959)	(3,788)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,365	2,616
Effect of foreign exchange rate changes on cash and cash equivalents	(491)	18
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(404)	368
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,567	5,199
CASH AND CASH EQUIVALENTS, END OF YEAR	5,163	5,567

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL

Net debt ($ million)

	12.31.2014	12.31.2013
Total debt (1)	(29,594)	(29,866)
- Asset-backed financing	(13,587)	(14,712)
- Other debt	(16,007)	(15,154)
Derivative hedging debt	35	44
Cash and cash equivalents	5,163	5,567
Restricted cash	978	922
Net debt	(23,418)	(23,333)
Industrial Activities	(2,691)	(2,214)
Financial Services	(20,727)	(21,119)
Cash, cash equivalents and restricted cash	6,141	6,489
Undrawn committed facilities	2,716	2,224
Available liquidity	8,857	8,713

(1)	Inclusive of adjustments to fair value hedges.

(U.S. GAAP)

CNH INDUSTRIAL

Change in Net Industrial Debt ($ million)

Full Year			4th Quarter
2014	2013		2014	2013
(2,214)	(1,961)	Net industrial (debt)/cash at beginning of period	(3,935)	(3,362)
708	828	Net income	87	54
725	686	Amortization and depreciation (*)	173	178
(87)	59	Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	(51)	(106)
(1,025)	(19)	Change in working capital	1,456	1,645
(1,005)	(1,220)	Investments in property, plant and equipment, and intangible assets (*)	(417)	(576)
8	(34)	Other changes	(69)	(7)
(676)	300	Net industrial cash flow	1,179	1,188
(364)	(374)	Capital increases and dividends	2	(4)
563	(179)	Currency translation differences	63	(36)
(477)	(253)	Change in Net industrial debt	1,244	1,148
(2,691)	(2,214)	Net industrial (debt)/cash at end of period	(2,691)	(2,214)

(*)	Excluding assets sold under buy-back commitments and assets under operating lease.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL

Net Income and basic EPS before Restructuring and Exceptional Items

($ million, except per share data)

Full Year			4th Quarter
2014	2013		2014	2013
708	828	Net income	87	54
168	68	Restructuring expenses, net of tax	80	37
64	51	Other exceptional items, net of tax	—	26
940	947	Net income before restructuring and other exceptional items	167	117
930	795	Net income before restructuring and other exceptional items attributable to CNH Industrial N.V.	162	122
1,354	1,255	Weighted average shares outstanding (million)	1,355	1,350
0.69	0.63	Basic EPS before restructuring and exceptional items ($)	0.12	0.08

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2014	At December 31, 2014	Average 2013	At December 31, 2013
Euro	0.753	0.824	0.753	0.725
Pound sterling	0.607	0.642	0.640	0.605
Swiss franc	0.914	0.990	0.927	0.890
Polish zloty	3.149	3.520	3.161	3.012
Brazilian real	2.349	2.653	2.159	2.362
Argentine peso	8.115	8.551	5.469	6.518
Turkish lira	2.188	2.333	1.907	2.147

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Years And The Three Months Ended December 31, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	2014	2013 (*)	4th Quarter 2014	4th Quarter 2013 (*)
Net revenues	32,957	34,231	8,488	9,415
Cost of sales	26,841	27,750	7,081	7,796
Selling, general and administrative costs	2,753	2,961	643	818
Research and development costs	878	797	233	195
Other income/(expenses)	(86)	(86)	(13)	(9)
TRADING PROFIT/(LOSS)	2,399	2,637	518	597
Gains/(losses) on the disposal of investments	—	(25)	—	(25)
Restructuring costs	192	54	76	27
Other unusual income/(expenses)	(40)	(77)	(16)	(13)
OPERATING PROFIT/(LOSS)	2,167	2,481	426	532
Financial income/(expenses)	(776)	(615)	(191)	(162)
Result from investments	91	136	23	42
Share of the profit/(loss) of investees accounted for using equity method	90	135	22	42
Other income/(expenses) from investments	1	1	1	—
PROFIT/(LOSS) BEFORE TAXES	1,482	2,002	258	412
Income taxes	566	784	125	178
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	916	1,218	133	234
Profit/(loss) from discontinued operations	—	—	—	—
PROFIT/(LOSS)	916	1,218	133	234
PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	917	1,048	128	237
Non-controlling interests	(1)	170	5	(3)

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.68	0.83	0.10	0.17
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.68	0.83	0.10	0.17

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of December 31, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	December 31, 2014	December 31, 2013 (*)
ASSETS
Intangible assets	6,031	6,046
Property, plant and equipment and Leased assets	8,251	8,026
Inventories	7,140	7,536
Receivables from financing activities	21,472	21,986
Cash and cash equivalents	6,141	6,489
Other receivables and assets	5,406	6,379

TOTAL ASSETS	54,441	56,462
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,534	7,591
Non-controlling interests	43	71

Total Equity	7,577	7,662
Debt	29,701	29,946
Other payables and liabilities	17,163	18,854

Total Liabilities	46,864	48,800

TOTAL EQUITY AND LIABILITIES	54,441	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Years Ended December 31, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	2014	2013 (*)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,489	6,084
Profit/(loss)	916	1,218
Adjustments to reconcile profit/(loss) to cash flows from/(used in) operating activities	257	1,219
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	1,173	2,437
CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	(2,380)	(4,555)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	1,373	2,532
Translation exchange differences	(514)	(9)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(348)	405
CASH AND CASH EQUIVALENTS AT END OF YEAR	6,141	6,489

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under IFRS ($ million)

Full Year				4th Quarter
2014	2013(*)	% change		2014	2013(*)	% change
15,204	16,763	-9.3	Agricultural Equipment	3,403	4,142	-17.8
3,346	3,258	2.7	Construction Equipment	800	832	-3.8
11,087	11,447	-3.1	Commercial Vehicles	3,412	3,601	-5.2
4,475	4,423	1.2	Powertrain	991	1,333	-25.7
(2,704)	(3,050)	—	Eliminations and other	(527)	(860)	—

31,408	32,841	-4.4	Total Industrial Activities	8,079	9,048	-10.7
2,086	1,950	7.0	Financial Services	545	523	4.2
(537)	(560)	—	Eliminations and other	(136)	(156)	—

32,957	34,231	-3.7	Total	8,488	9,415	-9.8

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

CNH INDUSTRIAL

Trading profit/(loss) by Segment under IFRS ($ million)

Full Year				4th Quarter
2014	2013(*)	Change		2014	2013(*)	Change
1,689	1,949	-260	Agricultural Equipment	238	331	-93
66	(109)	175	Construction Equipment	2	(53)	55
2	145	-143	Commercial Vehicles	113	135	-22
220	210	10	Powertrain	73	95	-22
(110)	(76)	-34	Eliminations and other	(47)	(35)	-12

1,867	2,119	-252	Total Industrial Activities	379	473	-94
532	518	14	Financial Services	139	124	15
—	—	—	Eliminations and other	—	—	—

2,399	2,637	-238	Total	518	597	-79
7.3	7.7	-0.4 p.p	Trading margin (%)	6.1	6.3	-0.2 p.p

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

CNH INDUSTRIAL

Key Balance Sheet data under IFRS ($ million)

	12.31.2014	12.31.2013(*)
Total assets	54,441	56,462
Total equity	7,577	7,662
Equity attributable to CNH Industrial N.V.	7,534	7,591
Net debt	(23,590)	(23,290)
Of which Net industrial debt	(2,874)	(2,195)

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

2014 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation ($ million)

Full Year			4th Quarter
2014	2013		2014	2013
708	828	Net income under U.S. GAAP	87	54
		Adjustments to conform with IFRS:
231	443	Development costs, net of amortization	50	203
8	8	Goodwill and other intangible assets	2	2
56	16	Defined benefit plans	44	4
(8)	17	Restructuring provisions	10	12
20	19	Other adjustments	6	7
(103)	(158)	Tax impact on adjustments	(6)	(52)
4	45	Deferred tax assets and tax contingencies recognition	(60)	4

208	390	Total adjustments	46	180
916	1,218	Profit under IFRS	133	234

CNH INDUSTRIAL

Total Equity reconciliation ($ million)

	Full Year
	2014	2013
Total Equity under U.S. GAAP	4,961	4,955
Adjustments to conform with IFRS:
Development costs, net of amortization	2,819	2,862
Goodwill and other intangible assets	(122)	(130)
Defined benefit plans	(6)	(29)
Restructuring provisions	(12)	(6)
Other adjustments	(16)	(15)
Tax impact on adjustments	(815)	(773)
Deferred tax assets and tax contingencies recognition	768	798

Total adjustments	2,616	2,707

Total Equity under IFRS	7,577	7,662